ROYAL BANK OF CANADA
Annual and Special Meeting of Common Shareholders
Toronto, Ontario — March 3, 2006
REPORT OF VOTING RESULTS
In accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations
1.	Election of Directors
On a vote by ballot, each of the following 17 nominees proposed by management was elected as a Director of the Bank:

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
W. Geoffrey Beattie	363,956,093	99.40%	2,183,935	0.60%
George A. Cohon	364,333,761	99.52%	1,775,292	0.48%
Douglas T. Elix	346,775,360	94.71%	19,366,543	5.29%
John T. Ferguson	346,621,522	94.68%	19,483,663	5.32%
The Hon. Paule Gauthier	364,213,243	99.48%	1,896,530	0.52%
Timothy J. Hearn	365,018,917	99.69%	1,122,713	0.31%
Alice D. Laberge	364,024,409	99.42%	2,116,275	0.58%
Jacques Lamarre	364,691,272	99.60%	1,450,431	0.40%
Brandt C. Louie	363,689,299	99.33%	2,452,829	0.67%
Michael H. McCain	364,943,475	99.67%	1,198,653	0.33%
Gordon M. Nixon	362,840,116	99.10%	3,299,772	0.90%
David P. O’Brien	346,484,619	94.64%	19,627,565	5.36%
Robert B. Peterson	349,110,441	95.36%	17,001,744	4.64%
J. Pedro Reinhard	363,709,041	99.34%	2,432,687	0.66%
Cecil W. Sewell, Jr.	364,297,509	99.50%	1,843,335	0.50%
Kathleen P. Taylor	346,842,741	94.73%	19,299,387	5.27%
Victor L. Young	365,074,770	99.72%	1,037,415	0.28%
2.	Appointment of Auditor
On a vote by ballot, Deloitte & Touche LLP was reappointed as the auditor of the Bank:

Votes For	% Votes For	Votes Withheld	% Votes Withheld	Votes Against	% Votes Against
361,182,880	98.65%	4,934,115	1.35%	0	0.00%

3.	Special Resolution to confirm an amendment to Section 1.1 of By-law Two to increase the maximum aggregate remuneration for directors
On a vote by ballot, a Special Resolution was confirmed to amend Section 1.1 of By-law Two increasing the maximum aggregate remuneration payable to directors of the Bank:

Votes For	% Votes For	Votes Against	% Votes Against
311,692,647	89.53%	36,438,218	10.47%
4.	Special Resolution to confirm an amendment to Section 1.1.2 of By-law Three to increase the maximum aggregate consideration for First Preferred Shares
On a vote by ballot, a Special Resolution was confirmed to amend Section 1.1.2 of By-law Three to change the authorized capital of the Bank by increasing the aggregate consideration limit for which the First Preferred Shares may be issued:

Votes For	% Votes For	Votes Against	% Votes Against
340,856,608	97.91%	7,279,235	2.09%
5.	Shareholder Proposal No. 1
On a vote by ballot, Proposal No. 1 — Include in Annual Report financial statements of subsidiaries in tax havens, was rejected:

Votes Against	% Votes Against	Votes For	% Votes For
13,098,552	3.77%	334,737,218	96.23%
6.	Shareholder Proposal No. 2
On a vote by ballot, Proposal No. 2 — Shareholder approval of any increase in executive compensation was rejected:

Votes Against	% Votes Against	Votes For	% Votes For
30,294,006	8.71%	317,545,584	91.29%
7.	Shareholder Proposal No. 3
On a vote by ballot, Proposal No. 3 — Persons tainted by judicial findings of unethical behaviour are not eligible to serve as Directors of the Royal Bank of Canada, was rejected:

Votes Against	% Votes Against	Votes For	% Votes For
18,335,975	5.27%	329,524,235	94.73%